UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

-----------------------------------------------------------------------------
Exhibit 1: The Company is filing this Form 6-K as an amendment to the Form 6-K filed April 30, 2008, to support the consolidated balance sheets of Hunan Tongxin Enterprise Co., Ltd. (Tongxin) and its subsidiaries as of December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005.


Exhibit 2: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
           CONSOLIDATED BALANCE SHEETS OF HUNAN TONGXIN ENTERPRISE CO., LTD. AND ITS SUBSIDIARIES AS OF DECEMBER 31, 2007 AND 2006,AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005.


-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)


                                       /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman and CEO


                                       /s/ William Zielke
                                       -----------------------------
                                       Name:  William Zielke
                                       Title: Acting Chief Financial Officer

Date: July 7, 2008


===============================================================================

Exhibit 1: The Company is filing this Form 6-K as an amendment to the Form 6-K filed April 30, 2008, to support the consolidated balance sheets of Hunan Tongxin Enterprise Co., Ltd. (Tongxin) and its subsidiaries as of December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005.

===============================================================================

Exhibit 2: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
           CONSOLIDATED BALANCE SHEETS OF HUNAN TONGXIN ENTERPRISE CO., LTD. AND ITS SUBSIDIARIES AS OF DECEMBER 31, 2007 AND 2006,AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005.


              REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LehmanBrown

502 5/F Dongwai Diplomatic Office Building
23 Dongzhimenwai Dajie, Beijing 100600, China
Tel: 86 10 85321720
Fax: 86 10 65323270
E-mail:beijing@lchmanbrow.com
www.lehmanbrown.com


           Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders
Hunan Tongxin Enterprise Co., Ltd.
Changsha, Hunan Province, the People's Republic of China


We have audited the accompanying consolidated balance sheets of Hunan Tongxin Enterprise Co., Ltd. (Toingxin) and its subsidiaries as of December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of Tongxin's management. Our responsibility is to express and opinioin on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial stateents are free of material misstatement.Tongxin is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of ubterbak cibtrik iver fubabcuak reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinioin on the effectiveness of Tongxin's internal control over financial reporting.Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence suporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinioin, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hunan Tongxin Enterprise Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ LehmanBrown LuHua (Beijing) CPA Firm
----------------------------------------
    LehmanBrown LuHua (Beijing) CPA Firm
    Beijing, China


March 21, 2008




        HUNAN TONGXIN ENTERPRISE CO., LTD. CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2007 AND 2006,
             AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

============================================================================

                      Hunan Tongxin Enterprise Co., Ltd.
                          Consolidated Balance Sheets
                       As of December 31, 2006 and 2007
                     (US$ amounts expressed in thousands,
                 except for share data and earnings per share)

                                                        December 31
                                                   2006         2007
                                                 ----------  ----------
ASSETS
Current Assets:
  Cash and cash equivalents                      $  3,582    $  1,662
  Accounts receivable,
    Trade, net of allowance for doubtful
    accounts of $4,688 and $4,538, respectively    15,085      21,571
    Other, net of allowance of doubtful accounts
    of $311 and $382, respectively                  1,164       1,602
    Related party                                   8,240      15,590
  Notes receivable                                  1,531       2,091
  Inventories                                       8,771      13,751
  Investment in marketable securities                   -          68
  Prepaid expenses                                  2,599       2,922
  Deferred tax assets                               1,644       1,572
                                                 -----------  ----------
  Total current assets                             42,616      60,829
  Investments in non-consolidated subsidiaries
  and affiliates                                      797         852
  Property, plant and equipment, net of
  accumulated depreciation of $8,034 and
  $11,009, respectively                            20,183      25,950
  Land occupancy rights                             1,859       1,944
                                                  ----------  ----------
  Total assets                                   $ 65,455    $ 89,575

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                               $ 10,338    $ 13,787
  Accrued expenses and other liabilities            7,640       9,712
  Provision for product warranty                       54          43
  Income taxes payable                              4,804      15,300
  Dividend payable                                  5,040           -
  Short-term loans                                 15,140      20,514
  Short-term loans from shareholders                5,179       2,313
                                                  ----------- ----------
Total current liabilites                           48,195      61,669

Long-term liabilities
  Long-term loans                                   3,970       2,549
  Long-term loans from shareholders                     -      10,476
  Other                                                13          21
                                                  ----------- ----------
Total liabilities                                  52,178      74,715
                                                  ----------- ----------
Shareholders' equity:
  Common stock (authorized, 72,521,705 shares
  US$0.12 par value, issued and outstanding
  72,521,705 shares)                                8,762       8,762
  Reserve funds                                     1,859       2,812
  Accumulated other comprehensive income              873       1,813
  Retained earnings                                 1,783       1,473
                                                  ----------- ----------
Total shareholders' equity                         13,277      14,860
                                                  ----------- ----------
Total liabilities and shareholders' equity       $ 65,455     $89,575


Note: The accompanying notes are an integral part of these consolidated financial statements.


                      Hunan Tongxin Enterprise Co., Ltd.
                  Consolidated Statements of Operations and
                            Comprehensive Income
               For years ended December 31, 2005, 2006 and 2007
                     (US$ amounts expressed in thousands,
                except for share data and earnings per share)

                                           Years Ended December 31,
                                       2005           2006        2007
                                     ----------   -----------  ----------
Revenues                             $  57,098    $  64,697    $  80,006
Sales of goods to related party          1,713        1,908        9,867
                                     ----------   -----------  ----------
                                        58,811       66,605       89,873
                                     ----------   -----------  ----------
Cost of goods sold                     (44,781)     (46,648)     (60,543)
Purchases of goods from related party  ( 9,030)     ( 4,808)     ( 9,322)
                                     ----------   -----------  ----------
Total cost of goods sold               (53,811)     (51,456)     (69,865)

Gross profit                             5,000       15,149       20,008

Operating expenses:
  Selling, general and admin. expenses ( 2,639)     ( 4,800)     ( 5,372)

Operating income                         2,361       10,349       14,636
Interest expense                       ( 1,082)     ( 1,707)     ( 1,723)
Equity in earnings of equity investee        -            -           19
                                     ----------    -----------  ---------
Income before income taxes               1,279        8,642       12,932

Income taxes                           (   527)     ( 2,939)     ( 3,853)
                                     ----------    -----------  ---------
Net income                           $     752     $  5,703     $  9,079
Other comprehensive income                 407          466          940
                                     ----------    -----------  ---------
Comprehensive income                     1,159        6,169       10,019
                                     ----------    -----------  ---------


Net income per common share          $   0.01      $  0.08      $  0.13
                                     ----------    -----------  ---------
Net income per common share-diluted  $   0.01      $  0.08      $  0.13


Weighted average shares outstanding  68,493,335    72,521,705   72,521,705

Weighted average shares outstanding
-diluted                             68,493,335    72,521,705   72,521,705


Note: The accompanying notes are an integral part of these consolidated financial statements.


                    Hunan Tongxin Enterprise Co., Ltd.
              Consolidated Statement of Shareholders' Equity
             For years ended December 31, 2005, 2006 and 2007
        (US$ amounts expressed in thousands, except for share data)

                         Common     Par              Retained  Other
                         Shares     Value   Reserves Earnings  Comprehensive
                                                               Income         Total
                         ---------- ------- -------- --------- -------------  -------
Balances at Jan.1, 2005  42,743,400 $ 5,164 $ 1,451  $ 6,111               -  $12,726
Cash contribution from
shareholders             29,778,305   3,598       -        -               -    3,598
Net income                        -       -       -      752               -      752
Appropriation                     -       -     241     (241)              -        -
Dividends declared                -       -       -   (1,759)              -   (1,759)
Translation adjustments           -       -       -        -             407      407
                         ---------- ------- -------- --------- -------------  --------
Balances at Dec.31,2005  72,521,705   8,762   1,692    4,863             407   15,724

Net income                        -       -       -    5,703               -    5,703
Appropriation                     -       -     167     (167)              -        -
Dividends declared                -       -       -   (8,616)              -   (8,616)
Translation adjustments           -       -       -        -             466      466
                         ---------- ------- -------- --------- -------------  --------
Balances at Dec.31, 2006 72,521,705   8,762   1,859    1,783             873   13,277

Net income                        -       -       -    9,079               -    9,079
Appropriation                     -       -     953     (953)              -        -
Distribution to shareholders      -       -       -   (8,436)              -   (8,436)
Translation adjustments           -       -       -        -             940      940
                         ---------- ------- -------- --------- -------------  --------
Balances at Dec.31, 2007 72,521,705   8,762   2,812    1,473           1,813   14,860
                         ---------- ------- -------- --------- -------------  --------


Note: The accompanying notes are an integral part of these consolidated financial statements.


                 Hunan Tongxin Enterprise Co., Ltd.
                Consolidated Statements of Cash Flows
           For years ended December 31, 2005, 2006 and 2007
                 (US$ amounts expressed in thousands)

                                        Years Ended December 31,
                                       2005      2006     2007
                                       -------   -------  -------
Cash flows from operating activities:
Net income                             $   752   $ 5,703  $ 9,079
 Adjustments to reconcile net income
 to net cash provided by (used in)
 Operating activities:
 Bad debt expense                         (306)      545     (409)
 Depreciation expense                    1,757     2,182    2,080
 Amortization expense                       35        38       42
   Changes in
   Increase in inventories              (3,307)   (1,264)  (4,980)
   Increae in trade accounts receivable (3,467)   (8,042) (14,684)
   Increase of prepaid expenses         (1,285)   (1,114)    (324)
   Increase in accounts payable          4,473     5,728   15,976
   Increase/(decrease) of accrued
   expenses                               (596)      361      321
                                        -------   -------  --------
Net cash provided by (used in)
operating activities                    (1,944)    4,137    7,101
                                        -------   -------  --------

Cash flows from investing activities:
 Purchase of property, plant and
 equipment                              (4,558)   (5,271)  (6,322)
 Cash paid for investment                    -         -      (68)
                                        -------   -------  --------
Net cash used in investing activities   (4,558)   (5,271)  (6,390)

Cash flows from financing activities:
 Proceeds from capital contributions     3,598         -        -
 Proceeds from loans                    23,587    28,231   17,437
 Dividends paid                         (1,759)   (3,576)  (1,054)
 Debt repayments                       (23,788)  (22,301) (20,343)
                                        -------   -------  --------
Net cash provided by (used in)
financing activities                     1,638     2,354    3,960
                                        -------   -------  --------
Effect of foreign exchange rate changes    906     1,172    1,329
                                        -------   -------  --------
Net incre3ase (decrease) in cash
and cash equivalents                    (3,958)    2,392   (1,920)
Cash and cash equivalents at
beginning of year                        5,148     1,190    3,582
                                        -------   -------  --------
Cash and cash equivalents at
end of year                              1,190     3,582    1,662
                                        -------   -------  --------

Supplemental information:
Income taxes paid                          505       834      936
Interest paid                              848     1,716    2,424

Non-cash investing and financing activities:
Long-term loans from shareholders            -         -   10,476
Dividends to shareholders                    -         -  (10,476)
                                        -------   -------  --------


Note: The accompanying notes are an integral part of these consolidated financial statements.

=======================================================================

                   Hunan Tongxin Enterprise Co., Ltd.
              Notes to Consolidated Financial Statements
                   December 31, 2005, 2006 and 2007
                 (US$ amounts expressed in thoursands)

1) BACKGROUND AND PRINCIPAL ACTIVITIES

Hunan Tongxin Enterprise Co., Ltd. ("Tongxin") was established on November 27, 1984 and originally known as Changsha Meihua Automobile Body Factory, a private domestic Chinese automotive supplier based in Changsha City, Hunan Province, the People's Republic of China ("PRC"). In November 2000, Tongxin completed its stock holding reorganization and changed its name.

Tongxin is engaged in designing, developing and manufacturing engineered vehicle body structures ("EVBS") for light, medium and heavy duty commercial vehicles in addition to designing, fabricating and testing progressive stamping dies used in the fabrication of EVBS. EVBS consists of complete cab structures and exterior body panels including doors, floor pans, hoods, side panels and fenders. These panels must meet specified dimensions for fit and finish before they are assembled together into a body structure and painted.


2) BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").


3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) Principles of consolidation

The consolidated financial statements include the financial statements of Tongxin, its subsidiaries and those entities that Tongxin has determined it has a direct or indirect controlling financial interests. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Non-marketable investments in which Tongxin has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

Tongxin evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities" and to assess whether it is the primary beneficiary of such entities. If the determination is made that Tongxin is the primary beneficiary, then that entity is included in the consolidated financial statements.

Tongxin owns 50% of the voting rights in Changsha Futianfengjing Bus Co., Ltd.. Tongxin has not been able to control Changsha Futianfengjing Bus Co., Ltd., given that important operational and financial policies have to be approved by shareholders with more than 50% of the voting rights (the only other equity owner owns the remaining 50% of the voting rights). However, as Tongxin has the right to appoint three of seven members of the Board of Directors, Tongxin believes that it can exercise significant influence on the operations of Changsha Futianfengjing Bus Co., Ltd.. Accordingly, Tongxin accounted for its investment in Changsha Futianfengjing Bus Co., Ltd. using the equity method.

Changsha Futianfengjing Bus Co., Ltd. owns 80% of the equity interest in Changsha Meihua Vehicle Manufacture Co., Ltd. through Tongxin. On December 25, 2003, Changsha Futianfengjing Bus Co., Ltd. authorized Tongxin, together with other equity holders of Changsha Meihua Vehicle Manufacture Co., Ltd., to enter into an agreement with an individual to handover all the assets used in production and operation of Changsha Meihua Vehicle Manufacture Co., Ltd.. Based on Changsha Futianfengjing Bus Co., Ltd.'s evaluation, it is not the primary beneficiary of Changsha Meihua Vehicle Manufacture Co., Ltd.. In addition, it has no significant influence over the operations Changsha Meihua Vehicle Manufacture Co., Ltd. Accordingly, Changsha Futianfengjing Bus Co., Ltd. recorded its investment in Changsha Meihua Vehicle Manufacture Co., Ltd. at cost and subject to periodical review for impairment. On July 4, 2007, Changsha Futianfengjing Bus Co., Ltd. has disposed of its investment in Changsha Meihua Vehicle Manufacture Co., Ltd. at cost.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of Tongxin to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue recognition

Tongxin recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is shipped.

Revenue from sale of goods represents the invoiced value of goods, net of value added tax, sales returns and trade discounts.

(d) Shipping and handling costs

Costs incurred by Tongxin for shipping and handling are classified as cost of sales.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, Tongxin considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. None of Tongxin's cash is restricted as to withdrawal. Cash deposits with banks are held in financial institutions in China, which has no federally insured deposit protection. Accordingly, Tongxin has a concentration of credit risk related to these uninsured deposits.


(f) Trade accounts receivable and the allowance for doubtful accounts

The allowance for doubtful accounts is Tongxin's best estimate of the amount of probable credit losses in its existing accounts receivable. Tongxin's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

(g) Inventories

Inventories consist of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labour and a relevant portion of all production overhead expenditures. Slow-moving inventories are periodically reviewed for impairment in value.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings                       20 years
Machinery                       10 years
Motor vehicles                   5 years
Office and computer equipment    5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

(i) Construction in progress

Construction in progress represents factories under construction and machinery and equipment pending installation. All direct costs relating to the acquisition or construction of buildings, machinery and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction in progress is transferred to property, plant and equipment and depreciation commences when the asset has been substantially completed and ready for its intended use.

(j) Land occupancy rights

Land occupancy rights are paid to the PRC land bureau and represent payments to the PRC for the right to use the land over the term of the land occupancy agreement. Land occupancy rights are carried at cost and amortized on a straight-line basis over the term of 46 and 50 years.


(k) Short-term investments

Tongxin's short-term investments consist of highly liquid debt securities and/or euqity securities classified as available-for-sale. Short-term investments are marked-to-market with any unrealized gains or losses included in accumulated other comprehensive income/loss
(AOCI). At December 31, 2007, the fair market value approximates cost. As a result, there was no gain or loss amount recorded in AOCI and other comprehensive income.

(l) Investments in Non-Consolidated Subsidiaries and Affiliates

Investments in entities with less than a 20% voting interest are generally accounted for under the cost method. Tongxin uses the equity method to account for investment in entities in which it has a voting interest of 20% to 50% or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize Tongxin's share of net earnings or losses of the investee, limited to the extent of Tongxin's investment in and advances to the investee.

Tongxin regularly monitors and evaluates its investments for impairment. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, Tongxin records a charge to investment income (expense).

(m) Impairment of long-lived assets

Tongxin assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

(n) Foreign currency transactions and translation

The Renminbi ("RMB"), the national currency of China, is the functional currency of Tongxin. Tongxin uses the United States dollar for financial reporting purposes.

Tongxin translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting periods. Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income/(loss). Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting periods.

(o) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent Tongxin concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the consolidated statements of operations in the financial year that includes the enactment date.

In July 2006, the FASB issued Financial Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB 109 (FIN 48). FIN 48 created a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

Tongxin adopted the provisions of FIN 48 effective January 1, 2007 which did not have a material impact on its operating results, financial position or cash flows. Tongxin did not record a cumulative effect adjustment related to the adoption of FIN 48.

(p) Value added tax

Tongxin is subject to value added tax ("VAT") imposed by Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from Tongxin and the input VAT is paid when Tongxin purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Pursuant to EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", Tongxin has elected to present revenue on net basis (net of VAT) within the consolidated statements of operations.

(q) Warranty

Tongxin provides warranties on its products, for terms from three to twelve months. Warranty costs are estimated based on historical experience and are accrued.

(r) Recent accounting pronouncements

In December 2007, the FASB issued Statement SFAS No. 141, Business Combinations (SFAS 141R), and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). SFAS 141R and SFAS 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141R retains the fundamental requirements in Statement 141, Business Combinations, while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. These Statements become simultaneously effective January 1, 2009. Early adoption is not permitted. Tongxin is currently assessing the impact, if any, that the adoption of this pronouncement will have on the its operating results financial position or cash flows.

In May 2007, the FASB issued FSP No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, (FIN 48-1) which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is "effectively," rather than the previously required "ultimately," settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. Tongxin has adopted FIN 48-1 and no retroactive adjustments were necessary. The adoption did not have a material impact on Tongxin's financial statements.

(s) Earnings per share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the periods. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

4) ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

Accounts and notes receivable as of December 31, 2006 and 2007 consist of the following:

		                              December 31,
 		                           2006         2007
                                        ----------  -----------
Trade accounts receivable               $ 19,773    $ 26,109
Less: Allowance for doubtful accounts     (4,688)     (4,538)
                                        ----------  -----------
                                          15,085      21,571

Notes receivable                           1,531       2,091


Notes receivable represent amounts due from customers. As of December 31, 2007, $2,091 of these notes receivable were guaranteed by financial institutions (as of December 31, 2006, $1,531). These notes bear no interest and generally mature within six months from the date of issuance. As of December 31, 2007, no trade receivables were pledged for bank loan arrangements (as of December 31, 2006: Nil).

5) OTHER RECEIVABLES

Other receivables as of December 31, 2006 and 2007 consist of the following:

 		                              December 31,
 		                          2006          2007
                                       -----------  ------------
Receivables from transporters                 154          104
Staff advances                                189          348
Others                                      1,132        1,532
                                       -----------   -----------
                                            1,475        1,984
Less: Allowance for doubtful accounts        (311)        (382)
                                       -----------   -----------
                                        $   1,164    $   1,602


Staff advances consist of advances to employees for expenses to be incurred in the normal course of business of Tongxin and advanced salary payment to employees.

6) INVENTORIES

Inventories as of December 31, 2006 and 2007 consist of the following:

 		               December 31,
 		          2006		2007
                        -----------   -----------
Raw materials           $  4,806      $  5,776
Work in progress           2,732         5,789
Finished goods             1,233         2,186
                        -----------   -----------
Total                   $  8,771      $ 13,751


As of December 31, 2007, no inventories were used as collateral for bank loan arrangements (as of December 31, 2006: Nil).

7) INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments as of December 31, 2006 and 2007 consist of the following:

                                                                   Equity in
		                         Interest    Investment    Investee
                                         Held        At Cost       Company      Subtotal
                                         ----------  ------------  -----------  -----------
December 31, 2006

Equity Method
* Changsha Futianfengjing Bus Co. Ltd.        50%    $  1,613      $  (998)     $   615

Cost Method
Jiangbei Credit Union                          1%         118            -          118
Hunan Xingsha Credit Warranty Co., Ltd.        1%          64            -           64
                                          ---------  ------------  -----------  -----------
Total                                                $  1,795      $   (998)    $   797
                                          ---------  ------------  -----------  -----------

December 31, 2007

Equity Method
* Changsha Futianfengjing Bus Co. Ltd.        50%    $  1,723      $  (1,066)   $   657

Cost Method
Jiangbei Credit Union                          1%         126              -        126
Hunan Xingsha Credit Warranty Co., Ltd.        1%          69              -         69
                                          ---------  ------------  -----------  -----------
Total                                                $  1,918      $  (1,066)   $   852


* This company is not audited by LehmanBrown Lu Hua (Beijing)
  CPA Firm

8) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2006 and 2007 consists of the following:

                                        December 31,
                                     2006        2007
                                   ----------  -----------
Buildings                          $  8,751    $  10,609
Machinery                            17,987       25,265
Motor vehicles                          322          551
Office and computer equipment           456          534
                                   ----------  -----------
                                     27,516       36,959
Less: Accumulated depreciation       (8,034)     (11,009)
Property, plant and equipment, net   19,482       25,950
Construction in progress                701            -
                                   ----------  -----------
                                   $ 20,183     $ 25,950


The depreciation expense for the years ended December 31, 2006 and 2007 was $2,296 and $2,975, respectively.

As of December 31, 2007, certain machinery and buildings with an aggregate carrying value of $2,604 were used as collateral for short-term loan arrangements of Changsha Agricultural Bank of China (as of December 31, 2006: $2,736) (see Note 12).

As of December 31, 2007, certain machinery and buildings with an aggregate carrying value of $2,008 were used as collateral for short-term loan arrangements of Changsha Jiangbei Rural Credit
Union (as of December 31, 2006: $1,945) (see Note 12).

As of December 31, 2007, certain machinery and buildings with an aggregate carrying value of $2,015 were used as collateral for short-term loan arrangements of Agricultural Bank of China Ziyang
Branch (as of December 31, 2006: Nil) (see Note 12).

9) LAND OCCUPANCY RIGHTS

                                     December 31,
                                  2006        2007
                                ---------  ----------
Land occupancy rights           $  1,932   $  2,067
Less: Accumulated amortization       (73)      (123)
Land occupancy rights, net      $  1,859   $  1,944


For the year ended December 31, 2007, amortization of $50 (for the year ended December 31, 2006: $38) was recorded.

As of December 31, 2007, land occupancy rights with carrying value totaling $1,944 (as of December 31, 2006: $1,859) was used as collateral for short-term and long-term loans (see Note 12 and 13).

10) ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2006 and 2007 consist of the following:

                                   December 31,
                                2006       2007
                               --------  ---------
Advances from customers        $  2,705  $  3,911
Payable to employees                308       377
Deposit                             489       400
Advances                          1,234       932
Accrued expenses                    434     1,252
Interest payable                    731       243
Accrued payroll and welfare       1,292     1,978
Other payables                      447       619
                               --------  ---------
                               $  7,640  $  9,712

Advances from customers are amounts received in advanced from customers for future delivery of goods from Tongxin.

11) PROVISION FOR PRODUCT WARRANTY

A analysis of the provision for product warranty for the years ended December 31, 2006 and December 31, 2007 is as follows:

                                    December 31,
                                2006          2007
                               ---------  -----------
Balance at beginning of year   $   26     $   54
Provision charged to earnings     125        165
Less: Amount utilized             (97)      (176)
Balance at end of year         $   54     $   43

12) SHORT-TERM LOANS

The following summarized list represents short-term loans at December 31, 2006 and 2007:

                                     Maturity date   $'000     Interest rate
                                    --------------  ---------  ------------
December 31, 2006

(Renminbi denominated loans)
Changsha Agricultural Bank of China
  Short-term loan I                   03/22/2007     $   320       6.138%
  Short-term loan II                  04/21/2007       2,561       6.138%
  Short-term loan III                 05/26/2007       2,561       6.435%
  Short-term loan IV                  11/27/2007       1,281       7.344%
  Short-term loan V                   09/30/2007         961       7.344%

Changsha Jiangbei Rural Credit Union
  Short-term loan I                   02/21/2007         256       6.510%
  Short-term loan II                  02/21/2007         256       6.510%
  Short-term loan III                 02/21/2007         256       6.510%
  Short-term loan IV                  01/31/2007       1,281       6.525%

Agricultural Bank of China Ziyang Branch
  Short-term loan I                   08/27/2007       1,921       6.732%
  Short-term loan II                  11/29/2007       1,024       6.732%
Short-term loans from other
individuals                                            2,462       5.400%
                                                     ---------
                                                      15,140
Short-term loans from
shareholders                                           5,179       5.400%
                                                     ---------
                                                     $20,319

December 31, 2007

(Renminbi denominated loans)

Agricultural Bank of China Changsha Branch
  Short-term loan I                   06/28/2008     $ 2,190       7.227%
  Short-term loan II                  10/10/2008       1,027       8.020%
  Short-term loan III                 08/27/2008         547       7.723%
  Short-term loan IV                  11/22/2008       1,369       8.020%
  Short-term loan V                   05/23/2008       1,369       7.885%
  Short-term loan VI                  04/26/2008       3,080       7.669%

Changsha Jiangbei Rural Credit Union
  Short-term loan I                   05/25/2008       1,369       7.150%
  Short-term loan II                  06/25/2008       2,464       9.180%
  Short-term loan III                 09/10/2008         274       7.605%
  Short-term loan IV                  09/10/2008         274       7.605%
  Short-term loan V                   09/10/2008         274       7.605%

Agricultural Bank of China Ziyang Branch
  Short-term loan I                   30/08/2008       2,053       8.073%
  Short-term loan II                  05/12/2008       1,095      10.060%
  Short-term loan III                 28/12/2008         685       8.591%
  Shot-term loans from other
  individuals                                          2,444       7.560%
                                                     ---------
                                                      20,514
  Short-term loans from
  shareholders                                         2,313       7.560%
                                                     ---------
                                                     $22,827


Weighted average interest rate for short-term loans as of December 31, 2007 is 7.963% (as of December 31, 2006: 6.267%).

As of December 31, 2007, $13,415 of Changsha Agricultural Bank of China's and Changsha Jiangbei Rural Credit Union's short-term loans are secured by buildings, machinery and land occupancy rights of Tongxin and Changsha Meihua Vehicle Manufacture Co.,Ltd.

As of December 31, 2007, $2,053 of Agricultural Bank of China Ziyang Branch's short-term loan is secured by Tongxin, and the remaining $1,780 of Agricultural Bank of China Ziyang Branch's short-term loans are secured by buildings and land occupancy right of Ziyang.

As of December 31, 2007, the un-used line of credit amounted to $ 1,506 (as of December 31, 2006: $4,676).

13) LONG-TERM LOANS

Long-term loans as of December 31, 2007 (as of December 31,
2006: $3,970) consists of the following:


                                   Maturity date     $'000    Interest Rate
                                   --------------  --------  --------------
December 31, 2006

Changsha Xingcheng Construction
Investment Co., Ltd                  06/29/2009    $  2,561        6.03%
Changsha Jiangbei Rural Credit
Union                                06/25/2008       1,409        9.18%
                                                   --------
Total                                              $  3,970

December 31, 2007

Changsha Commercial Bank
Sifang Branch                        11/14/2009    $    769         8.96%
Changsha Commercial Bank
Sifang Branch                        09/19/2009       1,780         7.47%
                                                   --------
                                                      2,549

Long-term loans from shareholders    12/31/2009      10,476         8.40%
                                                   --------
Total                                              $ 13,025


As of December 31, 2007, Tongxin has obtained long-term loans totaling $2,549 from Changsha Commercial Bank Sifang Branch ("CCBSB"). The loans from CCBSB are collateralized by land occupancy rights of Hunan Tongxin Development and Construction Co., Ltd.

Future repayments for the long-term loans for the years subsequent to the balance sheet date are as follows:

                           Total
                        ---------
Repayable by 2009         13,025


14) RESERVES

The Company's attributable share in the statutory reserves of Tongxin and its subsidiaries as of December 31, 2007 is as follows:

                                              Years Ended December 31,
                                          2005           2006          2007
                                         ----------   ----------   -----------

Statutory general reserve
Balance at January 1                      $ 345         $  500        $ 1,084
Transfer from consolidated statements
 of operations                              155            167            953
Transfer from statutory public
 welfare fund                                -             417             -
                                          -------      --------      ---------
Balance at December 31                    $ 500         $1,084        $ 2,037
                                          -------      --------      ---------
Statutory public welfare fund
Balance at January 1                      $ 331         $  417        $    -
Transfer from consolidated statements
 of operations                               86             -              -
Transfer to statutory general reserve        -            (417)            -
                                          -------      --------      ---------
Balance at December 31                    $ 417         $   -         $    -
                                          -------      --------      ---------
General surplus reserve
Balance at January 1 and December 31      $ 529         $  529        $   529
                                          -------      --------      ---------
Capital surplus
Balance at January 1 and December 31      $ 246         $  246        $   246
                                          -------      --------      ---------
Total                                     $1,692        $1,859        $	2,812


Notes:
(i) In accordance with the relevant regulations in China, Tongxin is required to provide certain statutory reserves that are designated for specific purposes based on the net income reported in the PRC GAAP financial statements. These reserves are not distributable in the form of cash dividends.

(ii) In accordance with the relevant regulations in China, a 10% appropriation to the statutory general reserve based on the net income reported in the PRC financial statements is required until the balance reaches 50% of the registered capital of the company. Statutory general reserve can be used to make good previous years' losses, if any, and may beconverted into capital by increasing the paid-in capital, provided that the reserve balance after such conversion is not less than 25% of the registered capital.

(iii) Prior to 2006, Tongxin shall determine to transfer 5% to 10% of its net income reported in the PRC financial statements to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Tongxin's employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses.

      Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, Tongxin is required to cease to draw the statutory public welfare fund from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the Implementation of "Company Law" issued by the Ministry of Finance of the PRC on March 15, 2006, Tongxin transferred the statutory public welfare fund balance as at the December 31, 2005 into the statutory general reserve.

(iv) In addition to statutory general reserve and statutory public welfare fund, Tongxin had made additional appropriation of net profit to a general surplus reserve. This general surplus reserve can be used to make good previous years' losses, if any, and may be converted into capital by increasing the paid-in capital, provided that the reserve balance after such conversion is not less than 25% of the registered capital.

(v) Capital surplus, arising from waiver of debt by a creditor, can be used to increase the paidin capital.

15) GENERAL AND ADMINISTRATIVE EXPENSES

For year ended December 31, 2007, included in selling, general and administrative expenses is $524 of professional fees incurred for its listing exercise, which consists of:

                               Years Ended December 31,
                            2005       2006       2007
                           --------  --------  ---------

Professional fees             -          -         336
Consulting fee                -          -         120
Others                        -          -          68
                           --------  --------  ---------
                              -          -         524

16) INCOME TAXES

Tongxin is subject to the PRC Income Tax Laws applicable to domestic enterprises. Tongxin is subject to income tax rate of 33% in 2005, 2006 and 2007, which comprised 30% state income tax and 3% local income tax. The PRC income tax rate applicable to Tongxin's subsidiaries is 15% to 33% in 2005, 2006 and 2007.

The income tax expense in the consolidated statements of operations consists of:

                       Years Ended December 31,
                      2005       2006       2007
                     --------- --------- ---------

Income taxes:
Current              $ 424     $ 3,118   $ 3,674
Deferred               103        (179)      179
                     -------   --------- ---------
                      $527     $ 2,939   $ 3,853

A reconciliation of the difference between the effective income tax rate and the statutory income tax rate is as follows:

                              Years Ended December 31,
                             2005     2006      2007
                           --------  --------  --------

Statutory income tax rate     33%       33%       33%
Preferential tax policy      (24)%     (2)%      (4)%
Permanent tax difference      26%       3%        1%
PRC tax law- statutory
 limitation                    8%        -         -
Unrealized profit (loss)      (2)%      4%        1%
Tax incentive for purchase
 of domestically produced
 machinery                     -       (4)%      (1)%
                            -------  ---------  --------
Effective income tax rate     41%      34%       30%


The tax effects of temporary differences that have given rise to the deferred income tax assets consist of the following:

                                        December 31,
                                     2006        2007
                                  ----------  ----------

Allowance for doubtful accounts   $ (1,644)   $ (1,572)
Tax loss carried forward               -           (59)
                                  ---------   ----------
Subtotal                            (1,644)     (1,631)
Less: Valuation allowance              -            59
                                  ---------   ----------
Net deferred tax assets           $ (1,644)   $ (1,572)


17) RELATED PARTY RELATIONSHIP AND TRANSACTIONS

(a) Relationship

Name of the related party         Relationship with Tongxin
--------------------------------  -------------------------

Tongxin Development and           Controlled by a family
Construction Co., Ltd.            member of the major
                                  shareholder of Tongxin

Changsha Meihua Vehicle           Controlled by a family
Manufacture Co., Ltd.             member of the
                                  shareholder of Tongxin

(b) Significant outstanding balances with the related parties as of December 31, 2006 and 2007 are as follows:

(i) Loans from shareholders
                                        December 31,
                                      2006      2007
                                     --------  --------
Short-term loans from shareholders   $ 5,179   $ 2,313
Long-term loans from shareholders         -     10,476
                                     --------  --------
                                       5,179    12,789

Short-term loans from shareholders are unsecured, with no fixed repayment term and carry interest rate of 7.56%
(2006: 5.40%) per annum.

Long-term loans from shareholders are unsecured, with no fixed repayment term and carry interest rate of 8.40%
(2006: Nil) per annum.

(ii) Other receivables

                                                       December 31,
                                                      2006      2007
                                                    --------  --------

Changsha Meihua Vehicle Manufacture Co., Ltd.       $ 5,113   $ 7,387
Hunan Tongxin Development and Construction Co., Ltd.  3,127     8,203
                                                    --------  --------
                                                    $ 8,240   $15,590

These other receivables from related parties are not secured and have no fixed payment term.

(iii) Guarantee

Changsha Meihua Vehicle Manufacture Co., Ltd. uses its buildings, machinery and land occupancy secured for the company's short-term loan from Changsha
Jiangbei Rural Credit Union.

Hunan Tongxin Development and Construction Co., Ltd.
uses its land occupancy secured for the Tongxin's long-term loan from Changsha Commercial Bank Sifang
Branch.

(c) Significant transactions with the related parties during the years ended December 31, 2006 and 2007 are as follows:

(i) Sales of goods to
                                During fiscal
                               2006      2007
                             -------    -------
Changsha Meihua Vehicle
Manufacture Co., Ltd.        $ 1,908    $ 9,867

(ii) Purchases of goods from

                                During fiscal
                               2006       2007
                             --------   -------
Changsha Meihua Vehicle
Manufacture Co., Ltd.        $ 4,808    $ 9,322

18) CONCENTRATION OF CREDIT RISKS

The following table summarizes the percentage of accounts receivable from continuing operation from the top 5 customers for the years ended December 31, 2006 and 2007:

                2006     2007
               -------  -------
Customer A        8%      15%
Customer B        8%       9%
Customer C        6%       8%
Customer D        5%       5%
Customer E        4%       4%
               -------  -------
                 31%      41%